Teen Glow Makeup, Inc.

297 Kingsbury Grade, Suite D, Post Office Box 4470, Lake Tahoe (Stateline) Nevada 89449-4470 USA

July 19, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Teen Glow Makeup, Inc.
Registration Statement on Form S-1
SEC File No. 333-151517
Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Teen Glow Makeup, Inc., a Nevada corporation (the “Registrant”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form S-1 (File No. 333-151517) (the “Registration Statement”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2008, under accession number 0000931731-08-000132. The Registrant confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact the undersigned should you have further questions regarding our request for withdrawal. I may be reached at (702) 508-4501. Thank you for your assistance in this matter.

Very truly yours,

TEEN GLOW MAKEUP, INC.

By:	/s/__	Pamela Hutchinson
Name: Pamela Hutchinson
Title: President